Exhibit 99.2

LAYERBIO INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

Report of Independent Auditors

To the board of directors of LayerBio, Inc.

Opinion

We have audited the accompanying financial statements of LayerBio, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, of changes in shareholders’ deficit and of cash flows  for the years then ended, including the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.c. to the financial statements, the Company has incurred an accumulated deficit in the amount of $1.8 million as of December 31, 2024 and negative cash flows from operating activities and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1.c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kesselman & Kesselman is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the  financial statements.

In performing an audit in accordance with US GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●
Identify and assess the risks of material misstatement of the  financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the  financial statements.

●
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the  financial statements.

●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
August 5, 2025

LAYERBIO INC.

 BALANCE SHEETS
(U.S. dollars in thousands, except share data)

A s s e t s	December 31
CURRENT ASSETS:	2024	2023
Cash and cash equivalents	71	358
Other current assets	5	13
TOTAL CURRENT ASSETS	76	371

NON-CURRENT ASSETS:
Property and equipment, net	11	18
TOTAL NON-CURRENT ASSETS	11	18
TOTAL ASSETS	87	389

L i a b i l i t i e s and shareholders' deficit
CURRENT LIABILITIES:
Accounts payable	160	69
Accrued expenses and other payables	9	118
Convertible loans	-	478

TOTAL CURRENT LIABILITIES	169	665

NON-CURRENT LIABILITIES:
Simple Agreement for Future Equity (“SAFE”)	-	1,135
TOTAL NON-CURRENT LIABILITIES	-	1,135
TOTAL LIABILITIES	169	1,800
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT:
Ordinary Shares, $0.0001 par value: Authorized - as of December 31, 2024 and December 31, 2023, 10,000,000 shares; issued and outstanding as of December 31, 2024, and December 31, 2023, 6,134,259 and 5,140,000 shares, respectively
	*	*
Additional paid-in capital	1,687	33
Accumulated deficit	(1,769)	(1,444)
TOTAL SHAREHOLDERS' DEFICIT	(82)	(1,411)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	87	389

* Represents an amount less than one thousand U.S. dollars.

The accompanying notes are an integral part of the financial statements.

LAYERBIO INC.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands)
	Year ended December 31
	2024	2023

OPERATING EXPENSES:
Research and development, net	25	176
General and administrative	261	720
TOTAL OPERATING EXPENSES	286	896
OPERATING LOSS	286	896
FINANCIAL EXPENSE, NET	38	18
LOSS BEFORE INCOME TAX	324	914
INCOME TAX EXPENSES	1	2
NET LOSS	325	916

The accompanying notes are an integral part of the financial statements.

  LAYERBIO INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
(U.S. dollars in thousands, except share data)

	Ordinary shares
	Number of shares issued	Amounts	Additional paid-in capital	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2023	5,140,000	*	27	(528)	(501)
Net loss				(916)	(916)
Share-based compensation			6		6
BALANCE AT DECEMBER 31, 2023	5,140,000	*	33	(1,444)	(1,411)
Net loss	-	-	-	(325)	(325)
Conversion of convertible loans to ordinary shares	289,451	*	479	-	479
Conversion of SAFE to ordinary shares	704,808	*	1,170	-	1,170
Share-based compensation	-	-	5	-	5
BALANCE AT DECEMBER 31, 2024	6,134,259	*	1,687	(1,769)	(82)

* Represents an amount less than one thousand U.S. dollars.

The accompanying notes are an integral part of these financial statements.

LAYERBIO INC.

STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:	(325)	(916)
Net loss
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	7	8
Share-based compensation	5	6
Finance expense, net	36	18
Changes in operating asset and liabilities:
Decrease in grant receivable	-	433
Decrease (increase) in other current assets	8	(10)
Decrease in other non-current assets	-	187
Increase in accounts payable	91	51
Increase (decrease) in accrued expenses and other liabilities	(109)	92
Net cash used in operating activities	(287)	(131)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:

Net cash provided by (used in) financing activities	-	-
DECREASE IN CASH, CASH EQUIVALENTS	(287)	(131)
CASH, CASH EQUIVALENTS AT BEGINNING OF THE YEAR	358	489
CASH, CASH EQUIVALENTS AT END OF THE YEAR	71	358
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Conversion of Convertible Loans and SAFE to ordinary shares (Note 3)	1,649	-

The accompanying notes are an integral part of the financial statements.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share amounts)

NOTE 1 - GENERAL

a)
LayerBio Inc. (the "Company") is a privately held U.S. biotech company, incorporated in 2013 as a spin‑off from MIT, that specializes in innovative sustained‑release drug delivery technologies for ophthalmology. The Company’s proprietary OcuRing™ intraocular lens-based delivery platform provides controlled, bioerodible release of medications following cataract surgery.

b)
PRMRP TTDA Award

In 2020, the Company received a Peer Reviewed Medical Research Program (PRMRP) Technology/Therapeutic Development Award (TTDA) from the U.S. Army Medical Research Acquisition Activity (USAMRAA). The award titled “Sustained-Release Technology for Prevention of Complications of Cataract Surgery in Diabetic Patients” provided $3,000 grant from July 1, 2020 to June 30, 2023 for specific research and development activities according to a pre-approved work plan with ongoing technical oversight and performance review by the award agency. These grants are free of royalties and are not redeemable.

The following table summarizes the grant recorded:

Year	Grants deduction from Research and development expenses
2020	$343
2021	$960
2022	$1,459
2023	$237

c)
Liquidity

The Company is engaged in research and development activities and has not derived any income from its activities since inception. The Company has incurred an accumulated deficit in the amount of $1.8 million as of December 31, 2024 and negative cash flows from operating activities.

The Company expects to continue incurring losses, and negative cash flows from operations until its activities reach profitability. While management is actively exploring various financing, there can be no assurance that the Company will be successful in obtaining such financing. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for one year from the date the financial statements are issued.

These financial statements do not include any adjustments that might results from the outcome of this uncertainty.

LAYERBIO INC.
NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements The financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

b.
Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, the fair value of financial liabilities. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results may differ from those estimates.

c.	Functional currency

1)
Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the “functional currency”). The U.S. dollar is the currency of the primary economic environment in which the operations of the Company are conducted. The financial statements are presented in U.S. dollars.

2)
Transactions and balances

Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Balances in non-U.S. dollar currencies are translated into U.S. dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-U.S. dollar transactions and other items in the statements of income (indicated below), the following exchange rates are used: (i) for transactions – exchange rates at transaction dates or average exchange rates; and (ii) for other items (derived from non-monetary balance sheet items such as depreciation and amortization) – historical exchange rates. Currency transaction gains and losses are presented in financial income, net, as appropriate.

d.
Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e.
Fair value measurement

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

f.	Property and equipment

1)	Property and equipment are stated at cost, net of accumulated depreciation and amortization.

2)	The Company’s property and equipment are depreciated using the straight-line method, which approximates the pattern of usage, over the term of the estimated useful life, as follows:

Years

Laboratory equipment	5

d.
Leases:

The Company determines if an arrangement is a lease at inception and recognize in accordance with ASC Topic 842, “Leases”. Operating leases are included in operating lease right-of-use (“ROU”) assets, accrued expenses and other liabilities and long-term operating lease liabilities in the Company’s balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The Company uses incremental borrowing rates based on the information available at commencement date in determining the present value of lease payments.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2023 and 2024, the Company did not have any lease agreement with periods exceeding 12 months. The Company elected the practical expedient of the short-term lease recognition exemption for all leases with a term shorter than 12 months.

e.
Financial Liabilities at fair value through profit or loss

The convertible loans and Simple Agreements for Future Equity (“SAFE”) are convertible into a variable number of ordinary shares and are classified as financial liabilities. The Company elected to account for the convertible loans and SAFE under the fair value option in accordance with ASC 825, “Financial Instruments.” Under the fair value option, changes in fair value are recorded in earnings except for fair value adjustments related to instrument specific credit risk, which are recorded as financial expenses in the statement of operations.

As of December 31, 2024, al convertible loans and SAFE were converted into ordinary shares.

f.
Share-based compensation

The Company grants share options  to its employees and non-employees in consideration for services rendered.

The Company accounts for Share-Based Compensation awards classified as equity awards, including share-based option awards using grant-date fair value. The Company recognizes the value of the award as an expense over the requisite service period.

The Company calculates the fair value of stock-based option awards on the date of grant using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. The computation of expected volatility is based on the historical volatility of other comparable publicly-traded companies. The expected option term is calculated using the simplified method, as the Company has concluded that its historical share option exercise experience does not provide a reasonable basis to estimate expected option terms. The interest rate for periods within the expected term of an award is based on the U.S. Treasury yield curve in effect at the time of grant. The Company’s expected dividend rate is zero because the Company does not currently pay cash dividends on its shares and does not anticipate doing so in the foreseeable future.

The Company elected to recognize compensation costs for awards granted to employees and directors conditioned only on continued service that have a graded vesting schedule using the accelerated method based on the multiple-option award approach. The Company has elected to account for forfeitures as they occur.

g.
Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, share-based compensation expenses, payroll taxes and other employee benefits, lab expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Income taxes

1)
Deferred taxes

Deferred income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is recognized to the extent that it is more likely than not that the deferred taxes will not be realized in the foreseeable future.

As of December 31, 2024 and 2023, the Company had full valuation allowance on its deferred tax asset.

2)
Uncertainty in income taxes

The Company follows a two-step approach in recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained based on technical merits. If this threshold is met, the second step is to measure the tax position as the largest amount that has more than a 50% likelihood of being realized upon ultimate settlement.

i.
Government grants

The Company receives royalty-free grants, which represents participation in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred.

LAYERBIO INC.

NOTES TO THE  FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Newly issued and recently adopted accounting pronouncements: Recently issued accounting pronouncements, not yet adopted

1)
In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

2)
In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 – CONVERTIBLE NOTES AND SAFE AGREEMENTS

a.
Between 2013 through 2015, the Company entered into Convertible Loan Agreement (the “CLA”) with several investors pursuant to a Note Purchase Agreement dated July 20, 2014, as subsequently amended. The total amount of convertible loans received during 2013, 2014 and 2015 was $50 and $225 and $35, respectively (together - the "Convertible Loans"). The maturity date of the Convertible Loan initially was until December 31, 2015 and subsequently extended to February 5, 2025.

According to the CLA, the Convertible Loans bear annual interest of 6% and the shall be converted into the Company's most senior class of shares at the occurrence of certain events, such as an IPO or an additional financing round, in which case the Shareholders' Convertible Loans shall be converted into shares of the Company of the same class and series (with the same rights' preferences and privileges) as shall be issued in the qualified financing round. The number of shares calculated by 20% discount of the future equity financing price.

As of December 31, 2023, the Company applied a probability assessment of the occurrence of any of the specified conversions and determined that the fair value of the Convertible Loans is $480.

The Company remeasurement expenses related to the Convertible Loan for the year ended December 31, 2024 were $2, compared to $19 of remeasurement expenses for the year ended December 31, 2023, which were included as part of the financial expenses in the Company's statements of operations. During the years ended December 31, 2024, and December 31, 2023, the Company did not recognize any instrument specific credit risk fair value adjustment.

On May 20, 2024, the Company and the Convertible Loan holders entered into conversion agreement. According to the agreement, the amount of loan received and accrued interest shall be converted into the Company’s ordinary shares at a price per share of $1.66. Upon conversion, the Company issued 289,451 shares.

On October 18, 2018, the Company Simple Agreements for Future Equity ("SAFE") with several investors ("the Lenders") in total amount of $1,170,000. As part of the agreement, the Lenders have the right to receive shares of the Company’s capital stock in the event of certain triggering events, including equity financing, liquidity events, or dissolution of the Company. In which the Company issues at a fixed pre-money valuation, the Company will automatically issue to the lenders a number of Safe Preferred Stock calculated by the lower of company valuation of $20,000,000 or 85% of the equity financing.

Under the terms of the SAFE, the investment does not accrue interest and does not have a maturity date.

The Company remeasurement expenses related to the SAFE for the year ended December 31, 2024 were $35, compared to $1 of remeasurement income for the year ended December 31, 2023, which were included as part of the financial expenses in the Company's statements of operation. During the years ended December 31, 2024, and December 31, 2023, the Company did not recognize any instrument specific credit risk fair value adjustment.

On May 20, 2024, the SAFE was converted into the Company’s ordinary shares at a price per share of $1.66. Upon conversion, the Company issued 704,808 shares.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 – CONVERTIBLE NOTES AND SAFE AGREEMENTS

b.
Fair Value Measurements

The carrying amounts of cash and cash equivalents, other current assets, trade payables, other payables approximate their fair values due to the short-term maturities of such instruments.

As of December 31, 2023, the Company classified the measures the fair value of SAFE instrument and Convertible Loans as Level 3.

The fair value of the SAFE instruments measured using a scenario analysis approach, incorporating probability-weighted outcomes. The primary assumptions used in the valuation included: Probability for Equity Financing or Merger: 85%–87%, Probability of Liquidation or Default: 13%–15% and USD Risk-Free Interest Rate: 5%–6.

As of December 31, 2024, the Company did not have any instrument measures at fair value.

The following is a roll-forward of the fair value of the liabilities classified under level 3:

	SAFEs	Convertible Loan
Fair value as of December 31, 2022	1,136	459
Changes in Fair Value	(1)	19
Fair value as of December 31, 2023	1,135	478

Conversion into ordinary shares	(1,170)	(480)
Changes in Fair Value	35	2
Fair value as of December 31, 2024	-	-

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - SHARE CAPITAL

1)
Rights of the Company’s ordinary shares

Each ordinary share is entitled to one vote. The holder of an ordinary shares is also entitled to receive dividends whenever funds are legally available, when and if declared by the Board of Directors.

A holder of an ordinary share also has the right to receive upon liquidation of the Company, a sum equal to the nominal value of such share, and if a surplus per share remains, to receive such surplus, subject to the rights conferred on any class of shares which may be issued in the future. Since its inception, the Company has not declared any dividends.

2)	Share capital:

a.	In May 2024 the Company issued 994,259 ordinary shares pursuant to the conversion of CLAs and SAFE as described in Note 3.

NOTE 5 - SHARE-BASED COMPENSATION

1)
Share-based compensation plan

On September 18, 2014, the Company’s Board of Directors approved the 2014 Stock Incentive Plan of LayerBio, Inc. making 1,000,000 shares of common stock available for issuance as stock options, restricted stock, and other stock-based awards as defined in the Plan.

2)
Options grants

On March 27, 2023, 30,000 options to purchase ordinary shares were granted to a consultant with an exercise price of $0.13 per share. The options will vest over four years in 48 equal monthly installments starting on March 27, 2023. The fair value of the options at the date of grant was $3.

There were no options grants during the year ended December 31, 2024.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes option-pricing model, using the following assumptions:

Year ended December 31, 2023
Share price	$0.13
Exercise price	$0.13
Dividend yield	-
Expected volatility	76.57%
Risk-free interest rate	3.58%
Expected life - in years	5.99

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5 - SHARE-BASED COMPENSATION (continued)

	2024		2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of the year	560,566	$0.11	548,066	$0.10
Granted	-	-	30,000	0.13
Exercised	-	-	-	-
Forfeited	(68,125)	0.13	-	-
Expired	(136,875)	0.11	(17,500)	0.10
Outstanding at end of the year	355,566	$0.12	560,566	$0.11
Exercisable at end of the year	342,441	$0.12	410,044	$0.11

The following table illustrates the effect of share-based compensation on the statements of operations:

	Year ended December 31, 2024	Year ended December 31, 2023
Research and development expenses	4	4
General and administrative expenses	1	2
	5	6

NOTE 6 - INCOME TAX

a)	Corporate tax rate The Company is taxed separately under the U.S. tax laws at a tax rate of 29% (federal and state tax).

b)	Losses for tax purposes carried forward to future years The balance of carryforward losses of LayerBio Inc. as of December 31, 2024 and 2023 are approximately $1,201 and $847, respectively.

c)	Tax assessments The Company have tax assessments that are considered to be final through tax year 2019.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

d)	Deferred income taxes:

	December 31,
Deferred tax assets:	2024	2023
Net operating loss carry forward	344	241
Property, plant and equipment	38	14
Net deferred tax assets before valuation allowance	382	255
Valuation allowance	(382)	(255)
Net deferred tax assets	-	-

In assessing the likelihood of realizing deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carry forward losses become deductible. Based on the taxable loss in the Israel and in the United States, management believes it was more likely than not that the deferred tax assets will not be realized.

e)
Reconciliation of theoretical tax expenses to actual expenses:

The primary difference between the statutory tax rate of the Company and the effective rate results virtually from the changes in valuation allowance in respect of carry forward tax losses and research and development expenses due to the uncertainty of the realization of such tax benefits.

f)	Uncertain tax positions As of December 31, 2024 and 2023, the Company did not have a provision for uncertain tax positions as existing uncertain tax positions.

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7- ADDITIONAL INFORMATION TO PROFIT OR LOSS ITEMS

		Year ended December 31,
		2024	2023

a.	Research and development expenses:

	Salaries and related expenses	14	376
	Share-based compensation	4	4
	Depreciation	7	8
	Material and production	-	14
	Other	-	11
	Less – government grants	-	(237)
		25	176

b.	General and administrative expenses:

	Salaries and related expenses	166	224
	Share-based compensation	1	2
	Rent and related	39	41
	Legal and accounting	22	272
	Patent cost	14	147
	Other	19	34
		261	720

LAYERBIO INC.

NOTES TO THE FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 8 – RELATED PARTIES

      Related parties include the controlling shareholder also serves as the CEO.

	As of December 31,
	2024	2023

Accrued expenses and other payables	6	13
	6	13

Balances with related parties:

Transactions with related parties:

	Year ended December 31,
	2024	2023

Payroll and related expenses	176	375
	176	375

NOTE 9 - SUBSEQUENT EVENTS

The Company evaluates events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to identify matters that require additional disclosure. For its financial statements as of December 31, 2024, and for the year then ended, the Company evaluated subsequent events through July 31, 2025, the date that the financial statements were issued.

On July 10, 2025, the Company and PainReform Ltd. (the “PainReform”) entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) for the purchase of 7,331,378 shares of preferred stock (“Preferred Shares”) of the Company, which at closing will constitute 51% of the issued and outstanding share capital of the Company on a fully diluted basis.

Under the terms of the Purchase Agreement, at closing date, PainReform shall pay to the Company an initial amount of $600 (less $50,000 for a bridge loan), with a remaining aggregate amount of $2,400 to be paid in four tranches conditioned on the achievement of certain development milestones related to a planned Phase II clinical trial that the Company plans on conducting. During 2025, The Company received from PainReform a bridge loan in the total amount of $50. he agreement is subject to additional terms to be finalized before the closing date, which, as of the date of this report, has not yet occurred.